

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 4, 2009

Yvonne Zhang
Chief Financial Officer
Songzai International Holding Group Inc.
17890 Castleton Street, Suite 112
City of Industry, California 91748

   Re: **Songzai International Holding Group Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 30, 2009
     File No. 000-53843

Dear Ms. Zhang:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Karl Hiller
       Branch Chief